FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated April 30, 2013

FOR IMMEDIATE RELEASE

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 2351 1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 30, 2013 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2013. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended March 31, 2013

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2013

Ü
In the first quarter of 2013 (1Q13), the Company recorded a profit of Ch$78,976.6 million, higher by Ch$45,656.8 million or 137.0% with respect to the profit recorded in the first quarter of 2012 (1Q12). This result was mainly boosted by gains on the sale of equity interests held in foreign associates, AFP Horizonte in Peru and AFORE Bancomer in Mexico (net of taxes of Ch$53,321.4 million in the aggregate).

Ü
The above result was partially offset by mandatory investments that recorded lower gains of Ch$5,146.7 million, since the weighted average nominal return of pension funds was +1.93% in 1Q13 as compared to +4.62% recorded in 1Q12, due to a better performance exhibited by local and foreign stock markets in 2012.

Ü
During 1Q13, the period also recorded higher sales employee expenses (Ch$1,058.1 million), as a consequence of the implementation of a new distribution model that seeks to improve the sales agents profile in order to reinforce the Company’s leading position in the industry and to capture new market opportunities.

Ü
Regarding the recurring business, superior fee income (main component of revenues) was recorded in the period, which positively contributed Ch$1,558.5 million, associated with higher mandatory contributions boosted by the growth of salary base due to the increase recorded by taxable income of contributors.

Ü
Likewise, operating expenses (comprising employee expenses, miscellaneous other operating expenses and life and disability insurance premium) increased by Ch$2,508.0 million, basically due to higher sales employee expenses previously explained. In addition, the period recorded superior administrative personnel expenses, as the staff grew as a consequence of the transfer of workers from BBVA Servicios Corporativos towards permanent personnel, which it had a counterpart in lower miscellaneous other expenses, mainly attributable to a decreased installment paid to BBVA Servicios Corporativos.

Ü
In connection with the non-operating result, the period recorded a lower profit from equity accounted associates of Ch$1,912.2 million driven by the sale of equity interests held the foreign associates, AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$2,101.4 million in the aggregate).

Ü	Finally, income taxes rose due to higher profits before taxes recorded in the period, associated to the aforementioned sales.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the acknowledgment of various components a lower profit of Ch$273.5 million in 1Q13, decreasing by 35.3% with respect to the same quarter in 2012.

Ü
As of March 31, 2013, Provida continues to lead the Chilean pension fund industry with a total of US$47,513.1 million of assets under management, equivalent to a market share of 28.2%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million participants and 1.8 million of contributors as of February 2013, equivalent to market share of 36.6% and 33.8% respectively.

MAIN BUSINESS DRIVERS FOR THE FIRST QUARTER OF 2013

Business Drivers	Mar-13	Market Share
Average number of participants	3,411,945	36.6%	(1)
Average number of contributors	1,825,533	33.8%	(1)
Average number of pensioners	639,381	37.5%

Average salary base (US$ Millions)	1,846.0	30.1%	(1)
AUM (US$ Million)	47,513.1	28.2%
Average real return of Pension Fund (Cum-Mar13)	1.81%
Pension Fund Type A real return (Cum-Mar13)	2.93%
Pension Fund Type B real return (Cum-Mar13)	2.09%
Pension Fund Type C real return (Cum-Mar13)	1.66%
Pension Fund Type D real return (Cum-Mar13)	1.24%
Pension Fund Type E real return (Cum-Mar13)	0.88%

Other Variables	Mar-13	Market Share
Average number of branches	59	27.7%
Average number of administrative employees	1,034	25.6%	(2)
Average number of sales agents	688	25.2%	(2)

(1) Figures and Market Share as of February, 2012
(2) Market Share as of December, 2012

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2013

In accordance with the last available information, the monthly economic activity index (IMACEC) grew 3.8% in February 2013, reflecting the effect of one calendar day less because 2012 was a leap year. The main sectors boosting the growth were mining and utilities.

Regarding foreign trade, trade balance accumulated a positive surplus of US$1,446.3 million in the first quarter of 2013 (1Q13), a 45% decline than the figure recorded in the first quarter of 2012 (1Q12), due to decreased exports and increased imports volumes.

In 1Q13, exports accumulated US$19,750.4 million, a decrease of 1% as compared to the same period in 2012, basically due inferior exports of mining products (representing 61% of total exports), mainly due to lower exports of refined copper. Additionally, the period recorded lower exports of non-mining products (which account for 39% of total exports), basically a reduction in shipments of fruit and fishing products.

Likewise, imports totaled US$18,304.1 million, an increase of 6% as compared to 1Q12, as the increase registered by non-fuel imports (representing 79% of total imports), where growths shown by road vehicles and their accessories, as well as mechanical machinery were highlighted. The above was partially offset by the decrease in oil imported volumes (representing 21% of total imports) mainly diesel oil, due to lower amount imported.

The Consumer Price Index (CPI) recorded a cumulated variation of 0.7% in the three first months of 2013 and 1.5% in a twelve month-period. The cumulative variation in 1Q13 was mainly the outcome of increases recorded by Transport (2.0% with an effect of 0.39 p.p.), Education (4.3% with an effect of 0.26 p.p.), Health (1.5% with an effect of 0.08 p.p.) and Utilities (0.6% with an effect of 0.08 p.p.); which were partially offset by the decline recorded by Clothing and Footwear (-2.1% with an effect of -0.11 p.p.).

Regarding the monetary policy rate, the Central Bank’s Board, at its last meeting held in April, 2013, once again agreed to keep it at 5.0% annually. At external level, it was highlighted that financial conditions remain stable with mixed economic indicators in the United States, a fragile fiscal and financial situation in the Euro Zone and new monetary stimulus measures in Japan, adding a decline in commodity prices, particularly copper. Locally, it was noted that economic activity was below expectations in February, although domestic demand kept its dynamism and the Chilean peso continued to appreciate, highlighting that while inflation is below the range, the long-term expectations are around the target.

In relation to the labor market, the mobile quarter January-March 2013 recorded an unemployment rate of 6.2%, recording a nil variation with respect of the previous quarter, and a decrease of 0.4 percentage points in twelve months. The annual decrease of unemployment rate was the consequence of an increase at a larger extent of occupancy (1.5%) with respect to labor force (1.1%). The increase recorded by the occupied sector was mainly influenced by construction, which registered its eighth consecutive growth; and Education that has had a positive effect since early 2012. The salaried sector recorded an increase 2.3%, and continued being considered as one of the main drivers stimulating the growth of total employment.

Finally, regarding the Company’s information, recent events are related to the following:

The sale Provida Internacional’s stake held in Afore Bancomer in Mexico (equivalent to a 7.50% equity interest) was approved by Provida Internacional’s Board of Directors and its Extraordinary Shareholders’ meeting, both held on November 27, 2012. This transaction was considered favorable to the social interest of AFP Provida, from the economic point of view and the business purpose for which Provida Internacional was created. This operation was materialized on January 9, 2013 with AFORE XXI Banorte in Mexico.

The sale of Provida Internacional’s interest in AFP Horizonte in Peru (equivalent to a 15.87% equity interest) was approved by Provida Internacional’s Board of Directors and the Extraordinary Shareholders’ meeting both dated as of January 23, 2013, because it was considered to be in the corporate interests of AFP Provida and Provida Internacional, both economically and in consideration of the purpose for which Provida Internacional was incorporated. This transaction was finally consummated over the Lima Stock Exchange via a trade effected on February 27, 2013 with BBVA S.A.'s affiliate Corporación General Financiera S.A.

On February 1, 2013, an Agreement was subscribed between BBVA S.A. and MetLife Group in order to acquire all of the shares of Provida. Pursuant to the terms of the Agreement, one or more wholly-owned Chilean members of the MetLife Group are currently expected to commence, both in Chile and the United States, a tender offer in cash for the purchase of 100% of the 331,316,623 issued and outstanding shares of Provida, extended to all holders thereof. Also, BBVA S.A. is expected to transfer to the MetLife Group (directly through the MetLife tender offer and partially through the sale to MetLife Group of Inversiones Previsionales S.A. following the expiration of the tender offer), the entirety of BBVA S.A.’s directly and indirectly-held approximately 64.3% interest in Provida.

The beginning of the tender offer and the close of transactions contemplated by the Agreement, are subject to the satisfaction of certain conditions precedent, including receipt of regulatory approvals in Chile and Ecuador. Pursuant to Chilean law, the Directors of Provida must issue, at an appropriate time, an informed decision about the fairness of the tender offer for the shareholders of Provida.

The tender offer has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or Provida.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During 1Q13, the Company recorded a profit of Ch$78,976.6 million, an increase of Ch$45,656.8 million or 137.0% as compared to the profit attained in the same quarter in 2012.

This result was mainly attributable to the sale of the equity interest held in AFORE Bancomer in Mexico (Ch$32,734.2 million net of taxes) and AFP Horizonte in Peru (Ch$20,587.2 million net of taxes) during January and February of 2013, respectively.

The above was partially offset by lower gains from mandatory investments of Ch$5,146.7 million recorded in the period. In figures, the weighted average nominal return of pension funds was +1.93% in 1Q13 that compared with +4.62% in the same period in 1Q12, as a consequence of a better performance of foreign and local stock markets during 1Q12.

In addition, the period recorded higher sales employee expenses by Ch$1,058.1 million as a consequence of the implementation of a new distribution model aimed at strengthening Provida´s market leading position and permitting the Company to take new market opportunities. The latter involved an improvement in sales agents profiles accompanied by an increase in the staff number starting August 2012, implying higher wages and variable incentives paid to sales force.

Regarding the recurring business, higher fee income of Ch$1,558.5 million was recorded in 1Q13, attributable to the rise of mandatory contributions, as a result of the growth of salary base (7%) due to the increase in taxable income of contributors. It should be mentioned that the basis of comparison were affected by an extraordinary revenue received in 1Q12 from the Social Pension Institute, thus if such effect were isolated, fee income would increase by 7%.

Likewise, operating expenses increased by Ch$2,508.0 million partly affected by the rise of sales employee expenses previously explained. The remaining Ch$1,449.9 million were mainly boosted by a greater administrative staff transferred from BBVA Servicios Corporativos towards permanent personnel, which explained higher expenses of Ch$919.9 million. As a counterpart lower miscellaneous other operating expenses were recorded due to a decline in the installment paid to BBVA Servicios Corporativos that more than compensate the increase recorded by the administrative employee expenses previously mentioned. However, increased expenses related to advisory services for the sale of AFORE Bancomer’s and AFP Horizonte’s equity interests, adding costs in outsourcing, as well as certain write offs, did not allow to exhibit savings achieved by the amendment in the services contract subscribed with BBVA Servicios Corporativos.

In relation to the non-operating result, lower profits from equity accounted associates of Ch$1,912.2 million were highlighted, in consistence with the sale of equity interests in foreign associates (AFP Horizonte and AFORE Bancomer) mentioned above.

Regarding income tax, the Company recorded a higher provision of Ch$11,482.7 million due to higher profits before taxes, which was affected by the equity interest sale held in AFP Horizonte and AFP Bancomer.

During 1Q13, earnings per share (each ADR represents fifteen shares) were Ch$238.37 as compared to Ch$100.57 obtained in 1Q12. As of March 31, 2013, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2012.

Revenues

In 1Q13, revenues were Ch$43,177.3 million, an increase of Ch$865.2 million or 2.0% as compared to the same period in 2012. This increase was mainly explained by higher fee income of Ch$1,558.5 million due to the growth of mandatory contributions, which were partially offset by lower other revenues of Ch$566.9 million, mainly related to decreased financial revenues and lower revenues from AFP Génesis recorded in the period.

•
Fee income was Ch$40,831.7 million in 1Q13, an increase of Ch$1,558.5 million (4.0%) as compared to the same period in 2012. This result was driven by higher mandatory contributions, as the growth observed in salary base (7%), mainly due to the rise observed in the taxable income of contributors. Notwithstanding, the basis of comparison for mandatory fee income was affected by an extraordinary revenue from the regularization of residual and unprocessed contributions from previous periods made by the Social Pension Institute (IPS) in January 2012. If such effect were isolated, the mandatory fee income would grow by 7%.

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 37% in terms of number of participants, 34% in terms of contributors and 30% in terms of salary base as of February 2013. The market share of total assets under management was 28% as of March 31, 2013. In figures, the average number of contributors was 1,825,533 and the monthly average salary base was US$1,846.0 million as of February 2013. Assets under management amounted to US$47,513.1 million as of March 31, 2013.

•
Other revenues were Ch$2,345.6 million in 1Q13, lower by Ch$693.3 million (22.8%) with respect to 1Q12. This result was partly attributable to lower financial revenues of Ch$353.1 million stemming from the life and disability insurance, since lower cash flows were recorded due to the payment of casualties, as the contract is in a run-off stage; and lower returns recoded in the period. Additionally, lower other revenues of Ch$340.2 million were recorded basically attributable to the associate Genesis in Ecuador given the competitive scenario of the industry.

Mandatory investments

In 1Q13, gains from mandatory investments were of Ch$4,126.1 million, a decrease of Ch$5,146.7 million or 55.5% with respect to gains recorded in 1Q12. As of March 2013, the weighted average nominal return of pension funds was 1.93%, as compared to the return of 4.62% recorded in the same period in 2012. The main contributions were Fund Type C (41% of the gains) with a nominal return of 1.78% and Fund Type A (23% of the gains) with a nominal return of +3.06%.

In 1Q13, lower gains recorded in the period were basically attributable to returns obtained by emerging economies (MSCI Emerging -2.1%) as compared to high returns registered in 1Q12 (MSCI Emerging +13.6%). In 1Q13, the emerging markets recorded the following returns:

Brazil -7.6%, Russia -4.8%, China -4.7% and Mexico +0.8% versus Brazil +13.6%, Russia +18.5%, China +7.1 and Mexico +6.6% in 1Q12. Additionally, despite local market recorded a positive return of +3.0% during 1Q13, this result was far from the +11.8% achieved in 1Q12.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$716.1 million in 1Q13, a decrease of Ch$485.2 million (40.4%) as compared to the gain recorded in 1Q12.

In the first quarter of 2013, a lower adjustment in provisions of Ch$596.4 million was recorded as compared to the same period in 2012, which was partially offset by a lower temporary premium expense of Ch$111.1 million, since the year 2012 was affected by the residual and unprocessed contributions regularized by IPS.

Provida has maintained provisions for casualty rate over the amount required by the insurance company balance. The latter since the Company considers that the life and disability rates for annuities would be at lower average levels at the moment of casualty payments than those prevailing in the market that are used by the insurer to value the reserves for casualties.

Over the time, the casualties have been paid at a lower cost and higher speed than the one used in the casualty model, supporting the gains acknowledged in both 1Q13 and 1Q12 previously mentioned. Such gains have evolved in a decreasing trend in light of the run off stage of the insurance contract.

Employee expenses

Employee expenses amounted to Ch$9,562.0 million in 1Q13, an increase of Ch$2,252.9 million or 30.8% with respect to 1Q12. This result was driven by higher expenses in wages and salaries of administrative and sales personnel, which in both cases was the outcome of particularly matters the internalization of personnel from BBVA Servicios Corporativos and the new distribution model respectively.  In more detail, the evolution is explained as follows:

•
In 1Q13, wages and salaries of administrative personnel were Ch$5,022.0 million, increasing by Ch$919.9 million or 22.4% as compared to the same period in 2012. This result was basically attributable to higher expenses incurred in fixed compensation paid to personnel, as the period had a greater staff due the personnel transfer from BBVA Servicios Corporativos towards Provida’s permanent personnel in September 2012, which also involved higher benefit allowances. Additionally, the period recorded higher variable-based compensation paid to chiefs and supervisors of sales, mainly related to awards of the commercial plan. The aforementioned was partially offset by a higher reversal of provision related to accrued vacations, due to the larger use of vacations recorded in the period.

In figures, the average administrative staff of Provida was 1,034 workers in 1Q13, increasing by 12.4% with respect the average staff in the same period in 1Q12 (920 administrative workers). By comparing the end of each period, the administrative staff increased by 12.5%, from 926 in March 2012 to 1,042 workers in March 2013.

•
Wages and salaries of sales personnel were Ch$3,488.0 million in 1Q13, an increase of Ch$1,058.1 million or 43.5% as compared to the same period in 2012. This increase was mainly driven by higher variable-based compensation paid to sales agents associated to higher commissions and awards paid, adding superior fixed compensation and higher benefit allowances stemming from a greater staff maintained since August 2012. The latter as a consequence of a new distribution model implemented by the Company intended to strengthen the Company’s leading market position and to address in a more qualified way the most profitable customers with more potential savings.

In figures, the average number of sales employees was 688 workers in 1Q13, 56.3% increase with respect to the number maintained in 1Q12 (440 sales agents). With respect to the evolution at the end of each period, the sales force increased by 53.3% from 433 salespeople in March 2012 to 664 in March 2013.

•
Short-term benefits to employees were Ch$666.0 million in 1Q13, an increase of Ch$114.0 million as compared to 1Q12, associated with provisions for bonuses to be paid to administrative staff mainly related to a greater personnel in the period.

•
Indemnities paid in 1Q13 were Ch$386.0 million, an increase of Ch$160.9 million or 71.5% with respect to 1Q12. This figure was basically driven by higher indemnities paid to administrative personnel and the constitution of provisions associated with contractual indemnities stemming from collective contracts.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$2,180.5 million in 1Q13, an increase of Ch$64.7 million or 3.1% with respect to 1Q12. This increase was basically caused by higher amortization expenses related to enhancements for the Unified Platform.

•
The depreciation expense was Ch$550.2 million in 1Q13, a decrease of Ch$19.4 million or 3.4% with respect to the same period in 2012. This positive variation was mainly the outcome of lower depreciation in computer hardware, adding the one related to real estate according to the sales made during 2012. Additionally, AFP Genesis in Ecuador also recorded a lower depreciation expense in the period in connection with computing and real estate investments.

•
The amortization expense was Ch$1,630.3 million in 1Q13, an increase of Ch$84.0 million or 5.4% with respect to the same period in 2012. This increase was basically attributable to higher amortization costs in intangibles, associated to enhancements for the Unified Platform.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,527.6 million in 1Q13, a decrease of Ch$294.8 million or 3.8% with respect to 1Q12. This result was attributable to lower marketing, administration and other operating expenses.

•
Marketing expenses were Ch$494.2 million in 1Q13, a decrease of Ch$107.0 million or 17.8% with respect to the same period in 2012. This positive variation was basically attributable to lower costs incurred in publicity, as a higher basis of comparison since 1Q12 included higher expenses related to promotion of voluntary savings.

•
Data processing expenses were Ch$956.6 million in 1Q13, a decrease of Ch$2.8 million or 0.3% with respect to 1Q12. This result was sustained by lower data processing expenses of AFP Genesis in Ecuador, adding lower expenses associated to enhancements projects that cannot be activated and to liaison costs for branch offices, both related to Provida’ s expenses.

•
Administration expenses amounted to Ch$5,351.1 million in 1Q13, a decrease of Ch$84.0 million or 1.5% as compared to the same period in 2012. This positive variation was basically attributable to lower expenses in advisories due to the amendment of the contract subscribed with BBVA Servicios Corporativos beginning in September 2012, related to a reduction of services granted, that more than offset higher expenses in wages and salaries of administrative personnel previously explained.

The aforementioned saving was partially compensated by superior expenses in services provided by third parties (outsourcing and pension payments), advisories related to the sales of AFP Horizonte and AFORE Bancomer equity interests and certain write-offs attributable to processing reviews required by the Superintendency of Pensions.

•
Other operating expenses amounted to Ch$725.7 million in 1Q13, lower by Ch$100.9 million or 12.2% with respect to the same period in 2012, mainly attributable to lower costs in qualification of disability, basically related to medical fees and clinical examinations.

Financial income (expenses)

Financial income (expense) was Ch$682.9 million in 1Q13, an increase of Ch$97.1 million or 16.6% with respect to the same quarter of 2012. The positive variation was driven by superior liquidity of the Company from the sales of AFP Horizonte and AFORE Bancomer equity interests that were invested in time deposits.

Share of the profit (loss) from equity accounted associates

In 1Q13, share of the profit (loss) from equity accounted associates was Ch$1,457.3 million, a decrease of Ch$1,912.2 million or 56.7% with respect to 1Q12. This result was mainly boosted by the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico, which translated into a negative variation in the aggregate of Ch$2,101.4 million. The aforementioned result was partially offset by the positive result of local associates that jointly generated a positive variation of Ch$189.2 million, mainly due to superior fee income stemming from AFC due to the growth of its contributors.

Company	Country	1Q13	1Q12	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	697.0	537.2	159.8	29.7%
DCV	Chile	32.2	26.6	5.6	20.9%
Previred	Chile	728.1	704.3	23.8	3.4%
Bancomer	Mexico	-	1,013.1	(1,013.1)	-100.0%
Horizonte	Peru	-	1,088.3	(1,088.3)	-100.0%

TOTAL		1,457.3	3,369.5	(1,912.2)	-56.7%

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

In 1Q13, exchange differences recorded gains for Ch$120.7 million, rising by Ch$140.4 million with respect to losses recorded in the same period in 2012. This positive result was attributable to assets in dollars held by the Company (basically term-deposits equivalent to cash-flows received by the sale of the equity interests held in Peru and Mexico) which were affected by a temporary depreciation of Chilean peso against the dollar in 1Q13.

Other non-operating revenues

Other non-operating revenues were Ch$66,452.8 million in 1Q13, an increase of Ch$65,537.0 million as compared to 1Q12. This result was basically attributable to profits before taxes stemming from the sale of equity interests held the associates AFORE Bancomer in Mexico of Ch$38,755.2 million and AFP Horizonte in Peru of Ch$26,833.9 million during the first quarter of 2013.

Income tax expense

In 1Q13, income tax expense was Ch$18,433.1 million, higher by Ch$11,482.7 million or 165.2% with respect to 1Q12, basically due to higher profits before taxes attained in the period including the profits associated with the sale of equity interests held in AFORE Bancomer and AFP Horizonte in Peru.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$494,594.9 million as of March 31, 2013, an increase of Ch$87,619.6 million or 21.5% with respect to December 31, 2012. This result was basically attributable to higher current assets due to superior level of cash and cash equivalent associated to the sale of equity interests held in the associates in Mexico and Peru. Additionally, the period recorded higher non-current assets stemming from increased mandatory investments.

•
As of March 31, 2013, current assets were Ch$204,974.0 million, increasing by Ch$85,677.5 million or 71.8% with respect to December 31, 2012. This variation was mainly attributable to higher liquidity levels stemmed from the recurring business and the sales of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru, which implied a higher level of liquid assets (cash, cash equivalent and time deposits).

The aforementioned was partially offset by lower assets held for sale of Ch$26,117.7 million, since the year 2012 included AFORE Bancomer in Mexico and AFP Horizonte in Peru, which equity interests were sold in 1Q13. It is important to note that in November 2012, such associates were recognized in such line item, since Provida Internacional was analyzing the alternatives of selling its investments in joint with the analysis carried out by the BBVA Group.

•
Non-current assets amounted to Ch$289,621.0 million as of March 31, 2013, an increase of Ch$1,942.1 million or 0.7% with respect to December 31, 2012. This variation was basically attributable to higher mandatory investments of Ch$4,732.4 million, due to normal contributions in growing salary base of clients and the positive accrued returns from pension funds during the period. The above was partially offset by lower intangible assets of Ch$1,381.8 million as the amortization costs of the customer list arisen from local AFPs acquisitions (Protección, Unión and El Libertador), adding lower assets for deferred taxes of Ch$1,165.6 million due to the annulment of the asset generated from the classification of the investments in AFORE Bancomer in Mexico and AFP Horizonte as assets available for sale in 2012.

Liabilities

Total liabilities amounted to Ch$124,844.9 million as of March 31, 2013, an increase of Ch$32,543.3 million or 35.3% with respect to December 31, 2012. This result was basically attributable to higher current liabilities, mainly due to higher trade and other payables and superior payables for current taxes.

•
Current liabilities amounted to Ch$89,729.5 million as of March 31, 2013, a growth of Ch$31,955.7 million or 55.3% with respect to December 31, 2012. This variation was attributable to higher trade and other payables of Ch$22,231.9 million, basically due to the acknowledgment of the legal minimum dividend amount, that is, the equivalent of 30% profits of 1Q13, an amount affected by the sale of equity interests held in the Mexican and Peruvian associates. In addition, the period recorded higher accounts payables for current taxes of Ch$10,240.2 million, arisen from the accrued tax amount due to profits stemming from the equity interests’ sale in foreign associates previously mentioned. The latter was partially offset by lower provisions of Ch$2,261.1 million mainly due to profit bonuses of the year 2012, which were paid in 1Q13, as well as lower provisions for unfavorable casualty rate and personnel vacations.

•
Non-current liabilities amounted to Ch$35,115.4 million as of March 31, 2013, an increase of Ch$587.6 million or 1.7% with respect to December 31, 2012. This result was due to higher liabilities for deferred taxes of Ch$601.3 million, basically related to gains from mandatory investments during the period.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$369,750.1 million as of March 31, 2013, increasing by Ch$55,076.3 million or 17.5% with respect to December 31, 2012. This result was the outcome of profits generated in the first quarter of 2013, mainly due to the sale of equity interests held in AFORE Bancomer and AFP Horizonte, which were partially offset by the deduction of the minimum dividend amount related to 30% of 1Q13 results.

Exchange rate

As of March 31, 2013, the exchange rate was Ch$472.03 per dollar, while at the same date in 2012, it was Ch$487.44 per dollar. In 1Q13, the Chilean peso appreciated by 1.7% against the dollar, as it occurred in 1Q12 when the Chilean peso appreciated by 6.1%.

COMPREHENSIVE INCOME STATEMENT

	1Q13	1Q12	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	43,177.3	42,312.1	865.2	2.0%
Gains on mandatory investments	4,126.1	9,272.8	(5,146.7)	-55.5%
Life and disability insurance premium expense (less)	716.1	1,201.4	(485.2)	-40.4%
Employee expenses (less)	(9,562.0)	(7,309.2)	(2,252.9)	30.8%
Depreciation and amortization (less)	(2,180.5)	(2,115.8)	(64.7)	3.1%
Miscellaneous other operating expenses (less)	(7,527.6)	(7,822.4)	294.8	-3.8%
Finance costs (less)	(5.8)	(60.9)	55.1	-90.5%
Financial Income (expenses)	682.9	585.8	97.1	16.6%
Share of the profit (loss) from equity accounted associates	1,457.3	3,369.5	(1,912.2)	-56.7%
Exchange differences	120.7	(19.6)	140.4	715.7%
Other non-operating income	66,452.8	915.8	65,537.0	7156.2%
Other non-operating expenses (less)	(47.7)	(59.3)	11.6	-19.5%

PROFIT (LOSS) BEFORE TAX	97,409.6	40,270.2	57,139.5	141.9%

Income tax expense	(18,433.1)	(6,950.4)	(11,482.7)	165.2%
Profit (loss) after tax from continuing operations	78,976.6	33,319.8	45,656.8	137.0%

PROFIT (LOSS)	78,976.6	33,319.8	45,656.8	137.0%

STATEMENT OF FINANCIAL POSITION

	3-31-2013	12-31-2012	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	204,974.0	119,296.5	85,677.5	71.8%
Non-current assets	289,621.0	287,678.8	1,942.1	0.7%

TOTAL ASSETS	494,594.9	406,975.3	87,619.6	21.5%

Current liabilities	89,729.5	57,773.8	31,955.7	55.3%
Non-current liabilities	35,115.4	34,527.7	587.6	1.7%

Shareholders' Equity	369,750.1	314,673.8	55,076.3	17.5%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	494,594.9	406,975.3	87,619.6	21.5%

CASH FLOW STATEMENT

	1Q13	1Q12	Change	%
	(Million of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	12,401.0	22,045.0	(9,644.0)	-43.7%
Cash flow from (used in) operations	23,043.8	23,555.5	(511.7)	-2.2%
Cash flow from (used in) other operating activities	(10,642.8)	(1,510.5)	(9,132.2)	604.6%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	108,875.1	(9,057.8)	117,932.9	1302.0%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(192.7)	55.0	(247.7)	-450.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	121,083.3	13,042.1	108,041.2	828.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 2, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 2, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.